SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                       -----------------------------------

                           AMERIHOST PROPERTIES, INC.
                                (Name of Issuer)

                           AMERIHOST PROPERTIES, INC.
                      (Name of Person(s) Filing Statement)

   Common  Stock,  $.005  par  value                   03070-D-209
  (Title  of  Class  of  Securities)       (CUSIP Number of Class of Securities)

                                Michael P. Holtz
                             Chief Executive Officer
                           Amerihost Properties, Inc.
                         2400 East Devon Ave., Suite 280
                           Des Plaines, Illinois 60018
                                  847-298-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                             Helen R. Friedli, P.C.
                             McDermott, Will & Emery
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                  312-984-7563

                                   May 3, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                       -----------------------------------

         This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated May 3, 1999, relating to the tender offer by Amerihost Properties, Inc., a Delaware corporation (the "Company"), to purchase up to 1,000,000 shares of its common stock, $.005 par value per share (the "Shares") at prices, net to the seller in cash, not greater than $4.00 nor less than $3.375 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents have been previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement. The Statement is hereby amended and supplemented to incorporate the information included herein and in the exhibits referred to below.

ITEM 8. ADDITIONAL INFORMATION.

         The Offer expired at 5:00 p.m., New York City Time, on June 2, 1999. On June 2, 1999, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by this reference. On June 9, 1999, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by this reference.

         The number of Shares properly tendered and not withdrawn, at a price of $4.00 or below or at the price determined by the Dutch Auction, was 774,937 shares. Accordingly, the Company purchased all such tendered Shares, at a price of $4.00 per Share. The Shares purchased pursuant to the Offer represented approximately 12.8% of the outstanding shares of Common Stock immediately prior to the Offer. Following the purchase of shares tendered in the Offer, the Company had 5,263,445 shares of Common Stock outstanding.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

ITEM               DESCRIPTION


(a)(11)            Press Release issued by the Company dated June 2, 1999.

(a)(12)            Press Release issued by the Company dated June 9, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

                                  AMERIHOST PROPERTIES, INC.




                                  By: /s/ Michael P. Holtz
                                      ------------------------------------------
                                       Michael P. Holtz, Chief Executive Officer
Dated: June 10, 1999